Exhibit 16.1

March 17, 2023
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Xeris Biopharma Holdings, Inc. and subsidiaries (the “Company”) and, under the date of March 8, 2023, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021. On March 13, 2023, we were dismissed.
We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 17, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the audit committee of the board of directors approved the dismissal and the statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP